Filed by Vista Outdoor Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Revelyst, Inc.

Commission File No.: 001-41793

Vista Outdoor Inc.

FQ2 2024 Earnings Call

Thursday, November 2, 2023 9:00 AM ET

COMPANY PARTICIPANTS

Andrew Keegan

VP & Interim CFO

Eric C. Nyman

CEO of the Outdoor Products Segment & Director

Gary L. McArthur

Interim CEO & Director

Jason R. Vanderbrink

President, CEO of Sporting Products Segment & Director

Tyler Lindwall

Vice President of Corporate Development, IR and FP&A

Forward Looking Statements

Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements”, including those that discuss, among other things: Vista Outdoor’s plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause Vista Outdoor’s actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by Vista Outdoor’s stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on Vista Outdoor’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from Vista Outdoor’s ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on Vista Outdoor’s operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting Vista Outdoor’s operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; Vista Outdoor’s ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or Vista Outdoor’s inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of Vista Outdoor’s primary delivery and shipping services for Vista Outdoor’s products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; Vista Outdoor’s ability to take advantage of growth opportunities in international and commercial markets; Vista Outdoor’s ability to obtain and maintain licenses to third-party technology; Vista Outdoor’s ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with Vista Outdoor’s sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; Vista Outdoor’s competitive environment; Vista Outdoor’s ability to adapt its products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; Vista Outdoor’s ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; Vista Outdoor’s ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. You are cautioned not to place undue reliance on any forward-looking statements we make. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023, in Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the second quarter of fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the transaction among Vista Outdoor Inc., Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”). In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 will include a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING VISTA OUTDOOR’S PROXY STATEMENT/PROSPECTUS (IF AND WHEN AVAILABLE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. Investors and stockholders will be able to obtain the proxy statement/prospectus and any other documents (once available) free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor will be available free of charge on Vista Outdoor’s website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Vista Outdoor’s stockholders in respect of the Transaction. Information about Vista Outdoor’s directors and executive officers is set forth in Vista Outdoor’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of Vista Outdoor’s stockholders generally, will also be included in the proxy statement/prospectus relating to the Transaction, when it becomes available.

PRESENTATION

Operator

Thank you all for joining. I would like to welcome you all to the Second Quarter Fiscal Year 2024 Vista Outdoor Earnings Conference Call. My name is Brika, and I will be your moderator for today’s call. [Operator Instructions]

[Portions of transcript unrelated to transaction omitted]

Gary L. McArthur

Interim CEO & Director

Thank you, Tyler, and good morning, everyone. I would like to thank all of you for joining us today as we discuss our second quarter fiscal year 2024 results.

For the next few minutes, I’m going to focus my comments on the sale of the sporting products segment and then turn the time over to Jason to provide an update on Sporting Products., then Eric to do the same for Outdoor Products, recently rebranded as Revelyst and to trade under the stock ticker GEAR, followed by Andy, who will provide our Q2 results and guidance.

We are currently at one of the most exciting junctures in our company’s history. As recently announced, we have entered into a definitive agreement to sell our Sporting Products segment to Czechoslovak Group, or CSG, for $1.91 billion. We believe that this outcome provides great value, is the best strategic alternative for maximizing value to stockholders due to the payment of approximately $750 million of cash consideration and locking in certainty of value for stockholders in the near term.

Long term, this outcome jump starts our compelling vision for Revelyst by capitalizing its balance sheet with cash to accelerate its capital allocation strategy and puts us in a position to hit the ground running as a successful independent company.

The Sporting Products business will remain headquartered in Anoka, Minnesota, will be led by Jason Vanderbrink and his team, and the business will stay true to its long-standing heritage of manufacturing and selling our iconic American brands in America. Additionally, teaming with CSG, Sporting Products will increase its efforts to market and sell these iconic brands to civilian and government customers around the globe. For every 1 share of Vista Outdoor held at the time of closing, a stockholder will receive 1 share of Revelyst and cash consideration of $12.90 per share for a total cash consideration to stockholders of approximately $750 million. This cash consideration is not a dividend and instead part of the merger consideration. Upon closing, this transaction will be treated as a taxable sale of a stockholder’s Vista Outdoor shares for the Revelyst shares and cash consideration they receive in the merger.

Vista Outdoor stockholders will generally recognize gain or loss in the transaction equal to the difference between their tax basis in the Vista Outdoor shares they exchange and the sum of the cash consideration and the fair market value of the Revelyst shares they receive determined as of the closing date. This allows stockholders to recover tax basis and recognize built-in gain and loss in their Vista Outdoor shares at the time of closing.

Looking forward, a stockholder’s new tax basis in each share of Revelyst received will equal the fair market value of such share determined as of the closing date. Additionally, we expect that immediately after closing, any cash remaining after the payment of taxes, transaction costs and other customary closing-related payments, the paydown of all debt, the approximately $750 million payment to stockholders and the capitalization of Revelyst with cash up to $250 million will be returned to stockholders of Revelyst in the form of a share buyback or a onetime special dividend.

Please refer to Slide 9 in the slide deck provided. Prior to the stockholder vote, all free cash flow will be used to pay down debt as we are unable, under applicable securities laws, to repurchase shares while the stockholder vote for our Sporting Products sale is pending. After the stockholder vote is complete and before closing, we will have the option to evaluate whether a share repurchase program would be appropriate.

The transaction is subject to approval of our stockholders, receipt of necessary regulatory approvals and other customary closing conditions. We expect to hold our stockholder vote in the March-April time frame of calendar year 2024. If we have not received regulatory approvals prior to the stockholder vote, the timing of closing will depend primarily upon receipt of necessary regulatory approvals.

Under the merger agreement, CSG is committed to take all actions necessary or advisable to obtain the necessary regulatory approvals and to pay a termination fee equal to $114.6 million if the transaction does not close due to failure to obtain the required regulatory approvals. We are excited about the future opportunities for both the Sporting Products business under CSG ownership and Revelyst under Eric’s leadership, as we embark on our new strategic journey, including a new transformation program that Eric and Andy will cover in more detail shortly.

I’d like to thank all of our employees for their hard work in shaping our company into what it has become today and for giving us confidence in the future success, both businesses will be able to achieve as separate companies.

Thank you, everyone. I will now hand the call over to Jason, who will discuss Sporting Products.

Jason R. Vanderbrink

President, CEO of Sporting Products Segment & Director

[Portions of transcript unrelated to transaction omitted]

As Gary mentioned in his opening remarks, we believe the sale of Sporting Products to CSG is a great outcome for our stockholders, our business, our employees and our customers. A private, global strategic owner will allow us to grow the reach of our iconic American brands and expand our legacy of U.S. manufacturing support for the military and law enforcement customers and investments in conservation and our hunting and shooting heritage.

The leadership team is excited for our bright future, and I’m pleased to welcome Al Kerfeld as the Chief Financial Officer; Jeff Ehrich as our General Counsel and Corporate Secretary; and Mark Kowalski as Controller and Chief Accounting Officer. This team has 8 decades of combined experience and a great working knowledge of our business and the ammunition industry.

[Portions of transcript unrelated to transaction omitted]

As we work toward the closing of the sale to CSG, the team will continue to focus on making the best ammunition in America and delivering on our goals.

[Portions of transcript unrelated to transaction omitted]

We look forward to working towards closing the sale to CSG in the calendar year 2024.

Thank you. Eric?

[Portions of transcript unrelated to transaction omitted]

QUESTION AND ANSWER

Operator

[Operator Instructions] We now have Matt Koranda of ROTH MKM.

Matthew Butler Koranda

ROTH MKM Partners, LLC, Research Division

Just first on the high-level sales dynamics involved with the Ammo business. Any potential for another buyer to emerge now that, that transaction is public? And then just could you maybe help us understand the next steps of CFIUS approval as it pertains to the transaction?

Gary L. McArthur

Interim CEO & Director

Sure. Matt, this is Gary. As to speculating whether another buyer will come forward, that would be just speculation. It’s always possible. We, as a Board and the company, are not allowed to go solicit buyers. But if a qualified bid comes forward, we do have the ability to evaluate such. With regards to CFIUS and other regulatory approvals, we expect to have all of those filed in the coming weeks. And from there, obviously, it will just proceed as they typically do through that process. We do have a shareholder vote that is required that we will anticipate in that March, April time frame, and that’s kind of the process for the next steps.

[Portions of transcript unrelated to transaction omitted]

Operator

[Operator Instructions] We now have William Reuter of Bank of America.

William Michael Reuter

BofA Securities, Research Division

I just have 2. The first is, now that you’ve had a little more time since the announcement of the divestiture, has there been any change in the plans with regard to repaying the bonds? Do you still plan to repay them before closing? And do you know if this is planned to be a call or a defeasance if you give that any more thoughts?

Andrew Keegan

VP & Interim CFO

Thanks, Bill. That, so — we have had a little time, as we said, the vote would be in the March — kind of end of March, April time period. So it likely will be a redemption of the bonds, not a call on the make all premium. So that is still the expectation until then. We haven’t had any other discussions on anything earlier than that being done at this point.

[Portions of transcript unrelated to transaction omitted]

Operator [Operator Instructions] I confirm we have had no further questions. So I would like to conclude the call here. Please have a lovely rest of your day.